United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: McDonald’s Corporation

Name of persons relying on exemption: The Shareholder Commons, Inc.

Address of persons relying on exemption: PO Box 1268, Northampton, Massachusetts 01061

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, as the filer does not own any securities of the registrant, but is made voluntarily.

Balancing Public Health and COMPANY Financial Returns

WE URGE SHAREHOLDERS TO VOTE “AGAINST” Chris Kempczinski, BOARD CHAIR (ITEM 1g)

The Shareholder Commons (“TSC”) urges you to vote “AGAINST” Board Chair Chris Kempczinski (Item 1g on the proxy), due to the failure of McDonald’s Corporation (“McDonald’s” or the “Company”) to comply with World Health Organization guidelines designed to reduce antimicrobial resistance.

TSC is a non-profit organization that addresses social and environmental issues from the perspective of shareholders who diversify their investments to optimize risk and return. More specifically, TSC addresses the interests of diversified shareholders in optimizing overall market returns.

We support a vote AGAINST Chris Kempczinski because the Company’s current standards for antibiotic use do not adequately account for the risks antibiotics in its supply chains pose to public health and the resulting costs to its diversified shareholders.

Antimicrobial resistance (AMR) is poised to cost the global economy $100 trillion by 2050. Overuse of antibiotics in meat supply chains can thus materially reduce the intrinsic value of the global economy, which in turn harms investment portfolios, as we explain further in Section B. McDonald’s is the single largest beef purchaser in the United States and one of the largest in the world and a major buyer of pork; its policies thus have tremendous influence on the market as a whole. McDonald’s fails to comply with World Health Organization (WHO) guidelines on antimicrobials use in food-producing animals, contrary to its own diversified shareholders’ interests. A vote against Board Chair Chris Kempczinski is thus warranted.

Investors have been asking McDonald’s for many years to improve its AMR stewardship practices. TSC filed shareholder proposals at McDonald’s in 2024 and 2023 asking the Company to comply with WHO Guidelines on Use of Medically Important Antimicrobials in Food-Producing Animals (“WHO Guidelines”)1 throughout its supply chains, and filed a proposal in 2021 requesting disclosure on its AMR practices. Other shareholders have filed similar proposals requesting improved AMR prevention practices.

McDonald’s opposition to the 2024 AMR proposal missed the mark on multiple grounds:

1.	McDonald’s said the Proposal was “unnecessary,” but antimicrobial resistance (“AMR”) is increasing at an alarming clip, creating expanding economic damage and consequent threat to the value of diversified portfolios, and the Company’s policies and performance still do not sufficiently mitigate the risk to its diversified shareholders.

2.	McDonald’s said the Proposal was “duplicative” of its policies. This wasn’t true. The Company’s existing policies fall well short of the WHO Guidelines. Further, the Company has a history of failure to deliver on its own commitments.

3.	McDonald’s said the Proposal “would not provide meaningful benefit to shareholders.” This ignored the reality that the vast majority of investors are everyday savers such as Texas teachers, Detroit fire fighters, and other working people who count on their savings and pensions for a dignified retirement. For them, the single greatest determinant of portfolio value is broad economic health, and AMR is poised to cost the economy $100 trillion by 2050.

Given McDonald’s history of failure to address its contribution to AMR and to meet its own commitments on the topic, a vote against its board chair is in investors’ best interest.

A.	Overuse of Antibiotics in Animal Husbandry Creates AMR, a Grave Threat to Human Life, Economic Prosperity, and Diversified Portfolios

AMR occurs when microbes (i.e., bacteria, parasites, viruses, and fungi) change over time and no longer respond to medicines such as antibiotics, causing standard disease treatments to become ineffective. This, in turn, increases the risk of disease spread, severe illness, and death. The process occurs naturally, but misuse of antimicrobials in animals and humans is accelerating it. Without urgent action, we are heading for a post-antibiotic era in which common infections and minor injuries can once again kill. As AMR experts recently warned, “virtually no aspect of modern medicine is possible without access to antimicrobials that work.”2

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1 World Health Organization, “WHO Guidelines on Use of Medically Important Antimicrobials in Food-Producing Animals” (Geneva, 2017), https://www.who.int/publications-detail-redirect/9789241550130.

2 “Removing the Blindfold on Antimicrobial Resistance,” Open Access Government (blog), March 16, 2022, https://www.openaccessgovernment.org/removing-blindfold-antimicrobial-resistance/131783/.

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Over-crowding, poor ventilation, unnatural feed, and animals’ close contact with their own excreta characterize intensive animal farming operations and contribute to greater disease incidence among animals. Routine antibiotics use for both therapeutic and non-therapeutic purposes has enabled livestock operators to mitigate some of the grim effects of these practices. A growing body of evidence demonstrates that antimicrobial-resistant bacteria arising from intensive animal farming operations are transferring to human populations.3

Combined with poor practices in antimicrobial production and human medicine, this routine use within animal agriculture threatens public health and is likely to materially reduce the intrinsic value of the global economy, which will in turn affect investment portfolios. While some models of AMR project GDP loss of 3.8 percent in 30 years, these models are likely to underestimate impacts significantly.4 Some worst-case assessments set AMR costs around $100 trillion by 2050, and those estimates also rely on incomplete data and limited scope.5 Another possible indicator of AMR’s economic costs is the COVID-19 pandemic, which cost an estimated 10 percent of global GDP in 2021. Experts warn that the next pandemic may well involve a drug-resistant pathogen.6

These losses will have a significant negative effect on the return of diversified portfolios held by Yum’s investors over the long term.7 A healthy economy is a far greater value driver for diversified portfolios than the profits of any one company within those portfolios.

1.	Investors know AMR is a growing, systemic threat

Leading investors are increasingly recognizing the threat AMR poses. The Investor Action on AMR initiative aims to “leverage investor influence to combat drug-resistant superbugs,” noting the grave economic losses associated with AMR.8 Investor partners represent $14 trillion in assets. One investor partner, Legal & General Investment Management, has staked out a position on its own website as to why investors should care about AMR, saying:

Failure to adequately address AMR risk across supply chains could cost the global economy $100 trillion by 2050. We believe compliance with WHO guidelines by these fast-food companies [including McDonald’s] would be a big step in mitigating AMR risk; their influence within their sector could also help them lead by example by encouraging broader improvements, expanding potential for effective action on this systemic risk.9

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3 FAIRR, “Feeding Resistance: Antimicrobial Stewardship in the Animal Health Industry,” July 2021, https://www.fairr.org/research/animal-pharma/#report.

4 The Shareholder Commons, “Antimicrobial Resistance & the Engagement Gap: Why Investors Must Do More than Move the Needle, and How They Can,” September 2022, https://theshareholdercommons.com/amr-climate-change-case-studies/#amr.

5 The Shareholder Commons, “AMR & the Engagement Gap.”

6 Henry B. Skinner, “We’re Already Ignoring the next Pandemic,” Harvard Public Health Magazine, June 7, 2022, https://harvardpublichealth.org/were-already-ignoring-the-next-pandemic/.

7 Richard Mattison, Mark Trevitt, and Liesl van Ast, “Universal Ownership: Why Environmental Externalities Matter to Institutional Investors” (UNEP Finance Initiative and PRI, October 6, 2010), https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

8 https://amrinvestoraction.org/about

9 Maria Larsson Ortino and Naomi Kroloff, “Antimicrobial Resistance Could Be the next Pandemic – Here’s What We’re Doing about It,” Legal & General (blog), May 21, 2024, https://blog.landg.com/categories/esg-and-long-term-themes/antimicrobial-resistance-could-be-the-next-pandemic--heres-what-were-doing-about-it2/. (citations omitted)

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2.	The WHO Guidelines establish a clear set of parameters that mitigate AMR risk from food production

An expert-led, WHO process developed four specific guidelines for food producers:

1.	An overall reduction in use of all classes of medically important antimicrobials in food-producing animals.

2.	Complete restriction of use of all classes of medically important antimicrobials in food-producing animals for growth promotion.

3.	Complete restriction of use of all classes of medically important antimicrobials in food-producing animals for prevention of infectious disease that have not yet been clinically diagnosed.

4.	Antimicrobials classified as critically important for human medicine should not be used for disease control within a group of food-producing animals, and antimicrobials classified as highest priority critically important for human medicine should not be used for treatment of any food-producing animals.[10]

These Guidelines represent a scientific consensus on the measures necessary to protect public health from AMR:

These documents recognize the global nature of antibiotic resistance and the rapid spread of resistant organisms and genetic determinants of resistance across continents. They also recognize that all uses of antibiotics – both in humans and animals – contribute to the development of resistance in bacteria.

These guidelines are consistent with the work by a WHO expert group that has issued reports on the importance of evaluating agricultural uses for the purpose of protecting the efficacy of clinically important antibiotics for preventing and treating infectious disease in humans…11

In contrast to these well-established parameters, McDonald’s programs to limit antimicrobial use in its supply chain are, as described below, unsystematic, covering some animal products but not others, and applying inconsistently across its markets. We recommend that the Company adopt and adhere to a single, scientifically based standard designed to protect human health rather than Company financial returns. Such reprioritization is necessary to protect the diversified portfolios of McDonald’s shareholders.

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10 World Health Organization, “WHO Guidelines on Use of Medically Important Antimicrobials in Food-Producing Animals: Policy Brief,” November 2017, https://iris.who.int/bitstream/handle/10665/259243/WHO-NMH-FOS-FZD-17.5-eng.pdf?sequence=1.

11 World Health Organization, “WHO Guidelines on Use of Medically Important Antimicrobials in Food-Producing Animals: Policy Brief.” (citations omitted)

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B.	McDonald’s decisions on antibiotics use are insufficient to mitigate AMR risk and do not account for economic impact

McDonald’s approach, which it says is informed by external expert guidance—a semantic world away from compliance—are not sufficient to mitigate the risk its diversified shareholders face to their portfolios from AMR proliferation. In particular, they do not meet the WHO Guidelines.

1.	McDonald’s suggests it is already implementing policies that align with external expert guidance, without acknowledging that it continues to fail in that endeavor

McDonald’s indicated in its Opposition Statement to the 2024 AMR proposal that its “antibiotic use policies do not permit the routine use of medically important antibiotics for the purpose of growth promotion or the habitual use of antibiotics for disease prevention,” although the Company said in a footnote that this proscription applied only to its beef and chicken supply chains, omitting any mention of pork.12 The WHO Guidelines are not restricted to “routine” or “habitual” use, and this is an exception that can simply swallow the rule by obtaining advice from “a qualified veterinarian familiar with the disease history in the herd.”

The chicken and beef policies quoted above clearly do not comport with the WHO Guidelines, since they add an exception for “non-routine uses.” Nor does the Company cite any evidence that it has pork policies that comply with the WHO Guidelines. Nor does the Company appear to follow the fourth WHO Guideline, which suggests:13

•	antimicrobials classified as critically important for human medicine should not be used for control of the dissemination of a clinically diagnosed infectious disease identified within a group of food-producing animals [and]

•	antimicrobials classified as highest priority critically important for human medicine should not be used for treatment of food-producing animals with a clinically diagnosed infectious disease.

The Company has not since brought its policies any closer to WHO Guidelines compliance.14

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12 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000063908/000155837024004818/mcd-20240522xdef14a.htm

13 World Health Organization, “WHO Guidelines.”

14 McDonald’s, “Responsible Antibiotic Use,” accessed April 16, 2025, https://www.mcdonalds.com/corpmcd/our-purpose-and-impact/food-quality-and-sourcing/responsible-antibiotic-use.html.

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Moreover, a November 2022 investigation by the Bureau of Investigative Journalism and the Guardian15 found that McDonald’s supplier Cargill sources meat from U.S. farms that use “highest priority critically important antibiotics” (HPCIAs), which are so essential to human medicine that the WHO Guidelines suggest their use in livestock farming should be stopped entirely. HPCIAs are often the last line or one of limited treatments available for serious bacterial infections in humans. The investigation found cattle suppliers to Cargill were using at least five HPCIAs. A 2024 follow-on investigation found farms supplying Cargill were still using at least two HPCIAs.16

Between 2015 and 2020, U.S. companies—including Tyson Foods, another major McDonald’s supplier—sold tens of thousands of chicken products contaminated with campylobacter and salmonella, more than half of which were contaminated with antibiotic-resistant strains.17

These reports point to a substantial gap between principles-based public commitments and evidence of the successful implementation of those commitments.

It appears McDonald’s decision not to constrain antibiotics use to the levels suggested by the scientific consensus represented by the WHO Guidelines is attributable to a Company approach to AMR that does not account for economy- or portfolio-wide risk mitigation, and instead focuses on costs to its own business.

2.	McDonald’s fails not only to require optimal antibiotics use, but also to meet its own commitments, which may exacerbate AMR that creates a drag on diversified portfolios

McDonald’s failed to meet its own 2018 commitment18 to set antibiotic use reduction targets for its beef supply chains by the end of 2020. If anything, McDonald’s seemed to be weakening its antibiotics use commitments in its subsequent statements.19 The Company eventually promulgated “responsible use” targets (as opposed to reduction targets) at the end of 2022.20 Lena Brook, director of food campaigns at the Natural Resources Defense Council, said, “McDonald’s chose optics over substance with its new beef policy update.”21 In its 2024 Opposition Statement, McDonald’s said noncommittally of this policy that “[o]verall reduction remains an intended outcome.”

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15 Ben Stockton and Andrew Wasley, “McDonald’s and Walmart Beef Suppliers Criticised for ‘Reckless’ Antibiotics Use,” The Guardian, November 21, 2022, sec. Environment, https://www.theguardian.com/global/2022/nov/21/mcdonalds-and-walmart-beef-suppliers-put-public-health-at-risk-with-reckless-antibiotics-use.

16 Andrew Wasley and Marlowe Starling, “Cargill Cows Contaminated with Vital Antibiotics,” The Bureau of Investigative Journalism (TBIJ), September 27, 2024, https://www.thebureauinvestigates.com/stories/2024-09-27/cargill-cows-contaminated-with-vital-antibiotics.

17 Susannah Savage et al., “Superbugs on the Shelves: Diseased Chicken Being Sold across America,” The Bureau of Investigative Journalism in Partnership with Vice News, March 16, 2022, https://www.thebureauinvestigates.com/stories/2022-03-16/superbugs-on-the-shelves-diseased-chicken-being-sold-across-america.

18 https://corporate.mcdonalds.com/corpmcd/our-stories/article/beef_antibiotics.html

19 Steve Roach et al., “Chain Reaction VI: How Top Restaurants Rate on Reducing Antibiotic Use in Their Beef Supply Chains,” Center for Food Safety (July 2021), available at https://www.nrdc.org/sites/default/files/chain-reaction-vi-restaurants-antibiotic-use-2021-report.pdf.

20 McDonald’s, “Responsible Antibiotic Use.”

21 Rachel Oatman, “McDonald’s Updates Antibiotics Policy,” MEAT+POULTRY, December 30, 2023, https://www.meatpoultry.com/articles/27807-mcdonalds-updates-antibiotics-policy.

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McDonald’s global chicken antibiotics policy aims to eliminate the use of the Highest Priority Critically Important Antibiotics (“HPCIAs”) by 2027 from its chicken supply chain.22 However, those promises also remain targets, and McDonald’s has demonstrated that it does not consistently hold itself to such commitments. Moreover, 85 percent of “medically important”23 antibiotics sold to U.S. livestock operations go to cattle and swine, compared to just 2 percent to chicken.24 As described above, McDonald’s antibiotics use policies for its beef supply chain are lacking. For its pork supply chain, they are non-existent.

3.	AMR’s broad economic cost surpasses any risk the issue poses to McDonald’s itself

AMR poses a systemic, global threat to public health and the economy. When the efficacy and availability of life-saving drugs are compromised, the entire economy suffers. And when the economy suffers, investors lose.

Corporate contributors to this problem are legion. They include overuse and misuse of antimicrobials in animal agriculture, which accounted for some 73 percent of global antimicrobial use by volume in 201725 (the most recent year for which data are available), up from 70 percent in 2015.26

The problem is getting worse. A 2025 study projects global livestock antibiotic use quantities will increase by almost 30 percent by 2040 against a 2019 baseline following a business-as-usual scenario.27

Economic impact estimates for AMR are stark, with a 2017 World Bank study projecting costs by the year 2050 of up to 3.8 percent of global GDP.28 Notably, this is likely a significant underestimate. Several other credible studies project AMR could cost $100 trillion in lost global production by 2050.29

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22 McDonald’s, “Responsible Antibiotic Use.”

23 Medically important antibiotics are those the WHO deems important to human medicine. This is a much broader category than HPCIAs, which are the sole therapies available to treat serious human infections.

24 Summary Report on Antimicrobials Sold or Distributed for Use in Food-Producing Animals, U.S. Food and Drug Administration (October 2024), available at https://www.fda.gov/animal-veterinary/antimicrobial-resistance/2023-summary-report-antimicrobials-sold-or-distributed-use-food-producing-animals.

25 Ranya Mulchandani et al., “Global Trends in Antimicrobial Use in Food-Producing Animals: 2020 to 2030,” PLOS Global Public Health 3, no. 2 (February 1, 2023): e0001305, https://doi.org/10.1371/journal.pgph.0001305.

26 Thomas Van Boeckel, et al., “Global trends in antimicrobial use in food animals,” Proceedings of the National

Academy of Sciences (March 19, 2015) 112(18), 5649-5654, available at https://doi.org/10.1073/pnas.1503141112.

27 Alejandro Acosta et al., “The Future of Antibiotic Use in Livestock,” Nature Communications 16, no. 1 (April 1, 2025): 2469, https://doi.org/10.1038/s41467-025-56825-7.

28 World Bank, “Drug-Resistant Infections: A Threat to Our Economic Future,” (March 2017), available at

https://documents1.worldbank.org/curated/en/323311493396993758/pdf/final-report.pdf.

29 The Shareholder Commons, “AMR & the Engagement Gap.”

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C.	AMR threatens the returns of McDonald’s diversified investors

1.	Investors must diversify to optimize their portfolios

It is commonly understood that investors are best served by diversifying their portfolios.30 Diversification allows investors to reap the increased returns available from risky securities while greatly reducing that risk.31 This core principle is reflected in federal law, which requires fiduciaries of federally regulated retirement plans to “diversify[] the investments of the plan.”32 Similar principles govern other investment fiduciaries.33

2.	The performance of a diversified portfolio largely depends on overall market return

Diversification is thus required by accepted investment theory and imposed by law on investment fiduciaries. Once a portfolio is diversified, the most important factor determining return will not be how the companies in that portfolio perform relative to other companies (“alpha”), but rather how the market performs as a whole (“beta”). In other words, the financial return to such diversified investors chiefly depends on the performance of the market, not the performance of individual companies. As one work describes this, “virtually all investors have permanent exposure to systematic market risk, which will still determine 75-95% of their return.”34

As shown in the next section, the social and environmental impacts of individual companies such as McDonald’s can significantly affect beta.

3.	Costs companies impose on social and environmental systems heavily influence beta

Over long time periods, beta is influenced chiefly by the performance of the economy itself, because the value of the investable universe is equal to the portion of the productive economy that the companies in the market represent.35 Over the long run, diversified portfolios rise and fall with GDP or other indicators of the intrinsic value of the economy. As the legendary investor Warren Buffet puts it, GDP is the “best single measure” for broad market valuations.36

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30 See generally, Burton Gordon Malkiel, A Random Walk down Wall Street: The Time-Tested Strategy for Successful Investing (New York: W.W. Norton & Company, 2020).

31 Malkiel, A Random Walk down Wall Street.

32 29 USC Section 404(a)(1)(C).

33 See Uniform Prudent Investor Act, § 3 (“[a] trustee shall diversify the investments of the trust unless the trustee reasonably determines that, because of special circumstances, the purposes of the trust are better served without diversifying.”)

34 Stephen Davis, Jon Lukomnik, and David Pitt-Watson, What They Do with Your Money How the Financial System Fails Us and How to Fix It (Yale University Press, 2016).

35 Mattison, Trevitt, and van Ast, “Universal Ownership,” Appendix IV.

36 Warren Buffett and Carol Loomis, “Warren Buffett on the Stock Market,” Fortune Magazine (December 10, 2001), available at https://archive.fortune.com/magazines/fortune/fortune_archive/2001/12/10/314691/index.htm.

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But the social and environmental costs created by companies pursuing profits can burden the economy. As laid out in section B above, the economic cost estimates associated with AMR are staggering. This drag on GDP directly reduces the return on a diversified portfolio over the long term.37

The acts of individual companies affect whether the economy will bear these costs: if they increase their own bottom line by contributing to AMR, the profits earned for and capital returned to their shareholders may be inconsequential in comparison to the added costs the economy bears.

Economists have long recognized that profit-seeking firms will not account for costs they impose on others, and there are many profitable strategies that harm shareholders, society, and the environment.38 Indeed, in 2018, publicly listed companies around the world imposed social and environmental costs on the economy with a value of $2.2 trillion annually—more than 2.5 percent of global GDP.39 This cost was more than 50 percent of the profits those companies reported.

As shown below in Figure 1, McDonald’s choices that contribute to AMR threaten its diversified shareholders’ financial returns, even if those decisions might benefit McDonald’s financially.

Figure 1

McDonald’s disclosures do not address the broad health and economic costs of AMR to its diversified shareholders.

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37 Mattison, Trevitt, and van Ast, “Universal Ownership.”

38 See, e.g., Kaushik Basu, Beyond the Invisible Hand: Groundwork for a New Economics, (Princeton University Press, 2011), p.10 (explaining the First Fundamental Theorem of Welfare Economics as the strict conditions (including the absence of externalities) under which competition for profit produces optimal social outcomes).

39 Andrew Howard, “SustainEx: Examining the Social Value of Corporate Activities” (Schroders, April 2019), https://www.schroders.com/en-ch/ch/professional/insights/sustainex-quantifying-the-hidden-costs-of-companies-social-impacts/.

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D.	Why you should vote “AGAINST” the Board Chair

Voting “AGAINST” the Board Chair will signal to McDonald’s that shareholders do not want the Company to put public health (and thus their diversified portfolios) at risk.

Additionally:

•	McDonald’s business contributes to AMR, and thus to declining public health, which creates an economy-wide risk that poses a threat to diversified shareholders.

•	McDonald’s disclosures show that it is not taking expert-recommended actions for corporations seeking to be part of the solution to AMR.

•	McDonald’s decision-makers in general and Mr. Kempczinski specifically—who are heavily compensated in equity—do not share the same broad market risk as McDonald’s diversified shareholders.

E.	Conclusion

Please vote “AGAINST” Chris Kempczinski, Board Chair (Item 1g).

By voting “AGAINST” Mr. Kempczinski, shareholders can urge McDonald’s to account directly for its contribution to AMR and the resulting costs to public health and society, which in turn affect the economic health upon which diversified portfolios depend. Compliance with the WHO Guidelines can aid the Board and management in authentically serving the needs of McDonald’s diversified shareholders and in preventing the dangerous implications—to diversified shareholders and others—of a narrow focus on internal financial return.

The Shareholder Commons urges you to vote “AGAINST” Chris Kempczinski, Board Chair (Item 1g on the proxy), over McDonald’s failure to comply with the WHO Guidelines, at the McDonald’s Corporation Annual Meeting on May 20, 2025.

For questions regarding this exempt solicitation, please contact Sara E. Murphy of The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

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